Filed by Eldorado Resorts, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Caesars Entertainment Corporation

Commission File No. 1-10410

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 6, 2019

Eldorado Resorts, Inc.

(Exact name of registrant as specified in its charter)

Nevada	001-36629	46-3657681
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 West Liberty Street, Suite 1150 Reno, NV		89501
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code (775) 328-0100

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.00001 par value	ERI	NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02.	Results of Operations and Financial Condition.

On August 6, 2019 Eldorado Resorts, Inc. issued a press release announcing its unaudited financial results for the three and six months ended June 30, 2019 and other information. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information in this Current Report on Form 8-K and the Exhibit attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description

99.1	Earnings Press Release dated August 6, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELDORADO RESORTS, INC., a Nevada corporation

Date: August 6, 2019	By:	/s/ Thomas R. Reeg
Name: Thomas R. Reeg
Title: Chief Executive Officer

Exhibit 99.1

ELDORADO RESORTS REPORTS SECOND QUARTER NET REVENUE OF $637.1 MILLION,

OPERATING INCOME OF $102.6 MILLION, AND ADJUSTED EBITDA OF $178.7 MILLION

Reno, Nev. (August 6, 2019) – Eldorado Resorts, Inc. (NASDAQ: ERI) (“Eldorado,” “ERI,” or “the Company”) today reported its second quarter 2019 results.

($ in thousands, except per share data)	Total Net Revenue

	Three Months Ended
	June 30,
	2019	2019 Divestitures	2019 Pre- Acquisition	2019 Total	2018	2018 Divestitures(1)	2018 Pre- Acquisition(2)	2018 Total(3)	Change
West	$127,727	$—	$—	$127,727	$117,880	$—	$27,679	$145,559	-12.3%
Midwest	97,239	—	—	97,239	100,607	—	—	100,607	-3.3%
South	116,937	—	—	116,937	112,242	—	18,082	130,324	-10.3%
East	170,455	—	—	170,455	125,961	45,315	95,981	176,627	-3.5%
Central	122,792	—	—	122,792	—	—	125,905	125,905	-2.5%
Corporate and Other	1,971	—	—	1,971	112	—	34	146	1250.0%

Total Net Revenue	$637,121	$—	$—	$637,121	$456,802	$45,315	$267,681	$679,168	-6.2%

($ in thousands, except per share data)	Operating Income

	Three Months Ended
	June 30,
	2019	2019 Divestitures	2019 Pre- Acquisition	2019 Total	2018	2018 Divestitures(1)	2018 Pre- Acquisition(2)	2018 Total(3)	Change
West	$20,613	$—	$—	$20,613	$21,865	$—	$4,671	$26,536	-22.3%
Midwest	29,012	—	—	29,012	27,411	—	—	27,411	5.8%
South	19,023	—	—	19,023	20,564	—	404	20,968	-9.3%
East	35,213	—	—	35,213	24,397	6,026	15,478	33,849	4.0%
Central	28,033	—	—	28,033	—	—	25,593	25,593	9.5%
Corporate and Other	(29,344)	—	—	(29,344)	(16,823)	—	(7,389)	(24,212)	21.2%

Total Operating Income	$102,550	$—	$—	$102,550	$77,414	$6,026	$38,757	$110,145	-6.9%

($ in thousands, except per share data)	Adjusted EBITDA

	Three Months Ended
	June 30,
	2019	2019 Divestitures	2019 Pre- Acquisition	2019 Total	2018	2018 Divestitures(1)	2018 Pre- Acquisition(2)	2018 Total(3)	Change
West	$34,305	$—	$—	$34,305	$31,758	$—	$7,760	$39,518	-13.2%
Midwest	36,753	—	—	36,753	35,923	—	—	35,923	2.3%
South	29,109	—	—	29,109	28,402	—	2,439	30,841	-5.6%
East	47,418	—	—	47,418	29,363	6,466	24,006	46,903	1.1%
Central	39,602	—	—	39,602	—	—	33,790	33,790	17.2%
Corporate and Other	(8,526)	—	—	(8,526)	(7,431)	—	(4,674)	(12,105)	-29.6%

Total Adjusted EBITDA(6)	$178,661	$—	$—	$178,661	$118,015	$6,466	$63,321	$174,870	2.2%

Net Income	$18,936			$36,796

Basic EPS	$0.24			$0.48

Diluted EPS	$0.24			$0.47

($ in thousands, except per share data)	Total Net Revenue

	Six Months Ended
	June 30,
	2019	2019 Divestitures(4)	2019 Pre- Acquisition	2019 Total(5)	2018	2018 Divestitures(1)	2018 Pre- Acquisition(2)	2018 Total(3)	Change
West	$245,822	$—	$—	$245,822	$217,459	$—	$56,962	$274,421	-10.4%
Midwest	194,026	—	—	194,026	201,402	—	—	201,402	-3.7%
South	249,651	—	—	249,651	235,042	—	37,436	272,478	-8.4%
East	336,688	8,071	—	328,617	242,852	86,986	180,432	336,298	-2.3%
Central	243,264	—	—	243,264	—	—	250,795	250,795	-3.0%
Corporate and Other	3,493	—	—	3,493	239	—	65	304	1049.0%

Total Net Revenue	$1,272,944	$8,071	$—	$1,264,873	$896,994	$86,986	$525,690	$1,335,698	-5.3%

($ in thousands, except per share data)	Operating Income

	Six Months Ended
	June 30,
	2019	2019 Divestitures(4)	2019 Pre- Acquisition	2019 Total(5)	2018	2018 Divestitures(1)	2018 Pre- Acquisition(2)	2018 Total(3)	Change
West	$31,414	$—	$—	$31,414	$32,004	$—	$9,345	$41,349	-24.0%
Midwest	56,845	—	—	56,845	54,087	—	—	54,087	5.1%
South	46,538	—	—	46,538	33,923	—	1,790	35,713	30.3%
East	62,374	(91)	—	62,465	43,528	9,028	23,882	58,382	7.0%
Central	55,103	—	—	55,103	—	—	52,599	52,599	4.8%
Corporate and Other	(26,120)	—	—	(26,120)	(31,934)	—	(13,339)	(45,273)	-42.3%

Total Operating Income	$226,154	$(91)	$—	$226,245	$131,608	$9,028	$74,277	$196,857	14.9%

($ in thousands, except per share data)	Adjusted EBITDA

	Six Months Ended
	June 30,
	2019	2019 Divestitures(4)	2019 Pre- Acquisition	2019 Total(5)	2018	2018 Divestitures(1)	2018 Pre- Acquisition(2)	2018 Total(3)	Change
West	$58,348	$—	$—	$58,348	$50,182	$—	$15,526	$65,708	-11.2%
Midwest	73,077	—	—	73,077	70,438	—	—	70,438	3.7%
South	67,780	—	—	67,780	60,619	—	5,860	66,479	2.0%
East	86,922	(38)	—	86,960	55,543	11,173	40,382	84,752	2.6%
Central	77,925	—	—	77,925	—	—	68,921	68,921	13.1%
Corporate and Other	(18,739)	—	—	(18,739)	(15,223)	—	(9,520)	(24,743)	-24.3%

Total Adjusted EBITDA(6)	$345,313	$(38)	$—	$345,351	$221,559	$11,173	$121,169	$331,555	4.2%

Net Income	$57,165			$57,651

Basic EPS	$0.74			$0.74

Diluted EPS	$0.73			$0.74

(1)	Figures are for Presque Isle Downs and Nemacolin for the three and six months ended June 30, 2018.
(2)

Figures are for Grand Victoria (“GV”) and Tropicana Entertainment, Inc. (“TEI”) for the three and six months ended June 30, 2018. Such figures are based on unaudited internal financial statements and have not been reviewed by the Company’s auditors and do not conform to GAAP.

(3)

Total figures for 2018 include combined results of operations for ERI, TEI and GV and exclude results of operations for Presque Isle Downs and Nemacolin. Such presentation does not conform with GAAP or the Securities and Exchange Commission rules for pro forma presentation; however, we believe that the additional financial information will be helpful to investors in comparing current results with results of prior periods. This is non-GAAP data and should not be considered a substitute for data prepared in accordance with GAAP, but should be viewed in addition to the results of the operations reported by the Company.

(4)	Figures are for Presque Isle Downs for the period beginning January 1, 2019 and ending January 11, 2019 and Nemacolin for the period beginning January 1, 2019 and ending March 8, 2019.
(5)	Total figures for 2019 exclude results of operations for Presque Isle Downs and Nemacolin.
(6)

Adjusted EBITDA is not a GAAP measurement and is presented solely as a supplemental disclosure because the Company believes it is a widely used measure of operating performance in the gaming industry. See “Reconciliation of GAAP Measures to Non-GAAP Measures” below for a definition of Adjusted EBITDA and a quantitative reconciliation of Adjusted EBITDA to operating income (loss), which the Company believes is the most comparable financial measure calculated in accordance with GAAP.

“Eldorado generated record second quarter Adjusted EBITDA of $178.7 million on a 6.9% decline in operating income and 6.2% net revenue decline. Adjusted EBITDA grew 2.2% on a year-over-year basis reflecting further success with our margin enhancement and operating efficiency initiatives coupled with revenue recognition from our new sports betting partnerships, which helped offset property specific impacts across the portfolio, such as the final quarter of construction disruption at our Black Hawk properties and flooding that impacted much of the central United States. We achieved a 190-basis point improvement in our consolidated property-level Adjusted EBITDA margin to 29.5% and a 230-basis point year-over-year increase in the consolidated Adjusted EBITDA margin to 28.0%, both of which are quarterly records,” said Tom Reeg, Chief Executive Officer of Eldorado.

“We expect that our history of completing value-enhancing acquisitions and experience in unlocking value at acquired properties will serve us well as we move forward with the planned acquisition of Caesars Entertainment Corporation. When completed, this proposed transaction will represent the culmination of more than five years of execution on our strategic growth plan to expand our platform and geographic diversification through accretive transactions that have significantly increased our free cash flow. Inclusive of identified cost and revenue synergies of $500 million that we expect to realize in the first year following closing, the proposed transaction is expected to be immediately accretive to our free cash flow. In addition, we believe that there are opportunities to generate synergy upside from the acquired assets and our legacy portfolio that will enable us to reduce leverage following completion of the transaction.

“As we move through the regulatory review process in advance of the expected closing in the first half of 2020, our team is creating a detailed plan to marry best of breed practices from both entities. We believe the national, multi-brand footprint across all major markets created by the combination of Eldorado and Caesars is a strategically, financially and operationally compelling opportunity that is expected to deliver value to shareholders and stakeholders of both companies.”

Balance Sheet and Liquidity

As of June 30, 2019, Eldorado had $3.0 billion of debt outstanding. Total cash and cash equivalents were $183.1 million, excluding restricted cash. No amounts were outstanding under the $500 million Revolving Credit Facility.

“During the second quarter of 2019, Eldorado continued to execute on its long-term plan to efficiently integrate recently acquired assets alongside deleveraging organically and through announced asset sales,” said Bret Yunker, Chief Financial Officer.

Summary of 2019 Second Quarter Region Results

The property results for Grand Victoria and properties owned by TEI have been included in results of operations for the second quarter of 2018, which preceded the date of acquisition of such properties. Such presentation does not conform with GAAP or the Securities and Exchange Commission rules for pro forma presentation; however, we believe that the additional financial information will be helpful to investors in comparing current results with results of prior periods.

West Region (THE ROW, Isle Casino Hotel Black Hawk, Lady Luck Casino Black Hawk, Tropicana Laughlin Hotel and Casino and MontBleu Casino Resort & Spa)

Net revenue for the West Region properties for the quarter ended June 30, 2019 declined approximately 12.3% to $127.7 million compared to $145.6 million in the prior-year period, and operating income decreased to $20.6 million from $26.5 million in the comparable year-ago quarter. West Region second quarter Adjusted EBITDA declined 13.2% to $34.3 million. The results primarily reflect construction disruption at the Black Hawk properties in the 2019 second quarter and the non-recurring benefit to the THE ROW from the women’s bowling championship tournament in the year-ago quarter. Notwithstanding these impacts, the region’s 2019 second quarter Adjusted EBITDA margin declined by just 30 basis points to 26.9%.

Midwest Region (Isle Casino Waterloo, Isle Casino Bettendorf, Isle of Capri Casino Boonville, Isle Casino Cape Girardeau, Lady Luck Casino Caruthersville and Isle of Capri Casino Kansas City)

Net revenue for the Midwest Region properties for the quarter ended June 30, 2019 decreased approximately 3.3% to $97.2 million compared to $100.6 million in the prior-year period, and operating income increased to $29.0 million from $27.4 million in the year-ago quarter. Midwest Region second quarter Adjusted EBITDA rose approximately 2.3% to $36.8 million as the Adjusted EBITDA margin for the segment rose 210 basis points to 37.8%. Adjusted EBITDA was up at five of the six Midwest properties in the second quarter ended June 30, 2019. Adjusted EBITDA for the Midwest Region in the prior-year period was $35.9 million reflecting an Adjusted EBITDA margin of 35.7%.

South Region (Isle Casino Racing Pompano Park, Eldorado Shreveport, Isle of Capri Casino Lula, Lady Luck Casino Vicksburg, Isle of Capri Lake Charles, Trop Casino Greenville and Belle of Baton Rouge Casino & Hotel)

Net revenue for the South Region properties for the quarter ended June 30, 2019 declined approximately 10.3% to $116.9 million compared to $130.3 million in the prior-year period, while operating income decreased to $19.0 million from $21.0 million in the year-ago quarter. South Region 2019 second quarter Adjusted EBITDA declined approximately 5.6% to $29.1 million. The region’s Adjusted EBITDA margin improved 120 basis points to 24.9% in the 2019 second quarter as the Company was successful in managing labor costs to match lower volumes.

East Region (Eldorado Scioto Downs Racino, Mountaineer Casino Racetrack and Resort and Tropicana Casino and Resort, Atlantic City)

Net revenue for the East Region properties for the quarter ended June 30, 2019 declined approximately 3.5% to $170.5 million compared to $176.6 million in the prior-year period, while operating income grew 4.0% to $35.2 million from $33.8 million in the year-ago quarter. East Region 2019 second quarter Adjusted EBITDA rose 1.1% to $47.4 million compared to Adjusted EBITDA of $46.9 million in the prior-year period. The East Region’s Adjusted EBITDA margin improved 130 basis points to 27.8%.

Central Region (Grand Victoria Casino, Tropicana Evansville and Lumière Place)

Net revenue for the Central Region for the quarter ended June 30, 2019 decreased approximately 2.5% to $122.8 million compared to $125.9 million in the prior-year period, while operating income increased to $28.0 million from $25.6 million in the year-ago quarter. Central Region Adjusted EBITDA for the second quarter rose 17.2% to $39.6 million compared to Adjusted EBITDA of $33.8 million in the prior-year period as the Central Region’s Adjusted EBITDA margin improved 540 basis points to 32.3%.

Reconciliation of GAAP Measures to Non-GAAP Measures

Adjusted EBITDA (defined below), a non-GAAP financial measure, has been presented as a supplemental disclosure because it is a widely used measure of performance and basis for valuation of companies in our industry and we believe that this non-GAAP supplemental information will be helpful in understanding the Company’s ongoing operating results. Management has historically used Adjusted EBITDA when evaluating operating performance because we believe that the inclusion or exclusion of certain recurring and non-recurring items is necessary to provide a full understanding of our core operating results and as a means to evaluate period-to-period results. Adjusted EBITDA represents operating income (loss) before depreciation and amortization, stock-based compensation, transaction expenses, severance expense, selling costs associated with the disposition of properties, preopening expenses, costs associated with resolving the historical Tropicana bankruptcy, impairment charges, equity in income (loss) of unconsolidated affiliates,

(gain) loss on the sale or disposal of property and equipment, (gain) loss associated with the sales of Presque Isle Downs and Nemacolin and other non-cash regulatory gaming assessments. Adjusted EBITDA also excludes the expense associated with our Master Lease with GLPI as the transaction was accounted for as a financing obligation. Adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with accounting principles generally accepted in the United States (“US GAAP”), is unaudited and should not be considered an alternative to, or more meaningful than, net income (loss) as an indicator of our operating performance. Uses of cash flows that are not reflected in Adjusted EBITDA include capital expenditures, interest payments, income taxes, debt principal repayments, payments under our Master Lease and certain regulatory gaming assessments, which can be significant. As a result, Adjusted EBITDA should not be considered as a measure of our liquidity. Other companies that provide EBITDA information may calculate EBITDA differently than we do. The definition of Adjusted EBITDA may not be the same as the definitions used in any of our debt agreements.

Second Quarter Conference Call

Eldorado will host a conference call at 9:00 a.m. ET today. Senior management will discuss the financial results and host a question and answer session. The dial-in number for the audio conference call is (334) 323-0501, conference ID 1393592 (domestic and international callers). Participants can also access a live webcast of the call through the “Events & Presentations” section of Eldorado’s website at http://www.eldoradoresorts.com/ and a replay of the webcast will be archived on the site for 90 days following the live event.

About Eldorado Resorts, Inc.

Eldorado Resorts is a leading casino entertainment company that owns and operates twenty-six properties in twelve states, including Colorado, Florida, Illinois, Indiana, Iowa, Louisiana, Mississippi, Missouri, Nevada, New Jersey, Ohio and West Virginia. In aggregate, Eldorado’s properties feature approximately 26,700 slot machines and VLTs and approximately 750 table games, and over 12,500 hotel rooms. For more information, please visit www.eldoradoresorts.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among others, statements regarding the expected synergies and benefits of a potential combination of Eldorado and Caesars, including the expected accretive effect of the proposed transaction on Eldorado’s results of operations; the anticipated benefits of geographic diversity that would result from the proposed transaction and the expected results of Caesars’ gaming properties; expectations about future business plans, prospective performance and opportunities; required regulatory approvals; the expected timing of the completion of the proposed transaction; and the anticipated financing of the proposed transaction , as well as expectations, future operating results and other information that is not historical information. When used in this press release, the terms or phrases such as “anticipates,” “believes,” “projects,” “plans,” “intends,” “expects,” “might,” “may,” “estimates,” “could,” “should,” “would,” “will likely continue,” and variations of such words or similar expressions are intended to identify forward-looking statements. Although our expectations, beliefs and projections are expressed in good faith and with what we believe is a reasonable basis, there can be no assurance that these expectations, beliefs and projections will be realized. There is no assurance that the proposed transaction will be consummated and there are a number of risks and uncertainties that could cause our actual results to differ materially from those expressed in the forward-looking statements made herein. Such risks, uncertainties and other important factors include, but are not limited to: (a) risks related to the combination of Caesars and Eldorado and the integration of their respective businesses and assets; (b) the possibility that the proposed transactions do not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; (c) the risk that the financing required to fund the proposed transaction is not obtained on the terms anticipated or at all; (d) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; (e) potential litigation challenging the proposed transaction; (f) the possibility that the anticipated benefits of the proposed transaction, including cost savings and expected synergies, are not realized when expected or at all, including as a result of the impact of, or issues arising from, the integration of the two companies; (g) conditions imposed on the companies in order to obtain required regulatory approvals; (h) uncertainties in the global economy and credit markets and its potential impact on our ability to finance the proposed transaction; (i) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (j) diversion of management’s attention from ongoing business operations and opportunities; (k) the ability to retain certain key employees of Eldorado or Caesars; (l) risks associated with increased leverage from the proposed transaction; (m) changes in the value of Eldorado’s common stock between the date of the merger agreement and the closing of the proposed transaction; (n) competitive responses to the proposed transaction; (o) legislative, regulatory and economic developments; (p) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each party to consummate the proposed transaction; and (q) other risks and uncertainties described in our reports on Form 10-K, Form 10-Q and Form 8-K.

In light of these and other risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur. These forward-looking statements speak only as of the date of this press release, even if subsequently made available on our website or otherwise, and we do not intend to update publicly any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made, except as may be required by law.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with Eldorado’s previously announced transaction with Caesars Entertainment Corporation (“Caesars”), Eldorado intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that will include a joint proxy statement of Eldorado and Caesars that also constitutes a prospectus of Eldorado and Caesars (the “joint proxy statement/prospectus”). Each of Eldorado and Caesars will provide the joint proxy statement/prospectus to their respective stockholders. Eldorado and Caesars also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Eldorado or Caesars may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain a copy of the joint proxy statement/prospectus (when it becomes available), the registration statement (when it becomes available) and other relevant documents filed by Eldorado and Caesars without charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to (1) Eldorado Resorts, Inc. by mail at 100 West Liberty Street, Suite 1150, Reno, Nevada 89501, Attention: Investor Relations, by telephone at (775) 328-0112 or by going to the Investor page on Eldorado’s corporate website at www.eldoradoresorts.com; or (2) Caesars Entertainment Corporation by mail at Caesars Palace, One Caesars Palace Drive, Las Vegas, Nevada 89109, Attention: Investor Relations, by telephone at (800) 319-0047, or by going to the Investors page on Caesars’ corporate website at investor.caesars.com.

Certain Information Regarding Participants

Eldorado, Caesars and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Eldorado and Caesars stockholders in respect of the proposed transaction under the rules of the SEC. You may obtain information regarding the names, affiliations and interests of Eldorado’s directors and executive officers in Eldorado’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 1, 2019, and its definitive proxy statement for its 2019 Annual Meeting, which was filed with the SEC on April 26, 2019.

Investors may obtain information regarding the names, affiliations and interests of Caesars’ directors and executive officers in Caesars’ Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 22, 2019, and its proxy statement for its 2019 Annual Meeting, which was filed with the SEC on May 15, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

Contact:

Thomas Reeg	Joseph N. Jaffoni, Richard Land
Chief Executive Officer	JCIR
Eldorado Resorts, Inc.	212/835-8500
775/328-0112	eri@jcir.com
investorrelations@eldoradoresorts.com

- tables follow -

ELDORADO RESORTS, INC.

CONSOLIDATED STATEMENTS OF INCOME

($ in thousands, except per share data)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
REVENUES:
Casino and pari-mutuel commissions	$456,997	$348,720	$927,848	$692,248
Food and beverage	75,428	54,293	150,637	106,491
Hotel	78,484	38,926	143,175	69,667
Other	26,212	14,863	51,284	28,588

Net revenues	637,121	456,802	1,272,944	896,994

EXPENSES:
Casino and pari-mutuel commissions	203,240	169,945	413,546	339,496
Food and beverage	59,497	44,770	119,882	89,546
Hotel	25,136	13,695	48,786	26,201
Other	10,723	8,310	21,972	15,715
Marketing and promotions	32,080	21,832	64,381	43,133
General and administrative	117,431	73,745	237,319	147,947
Corporate	21,051	12,232	37,805	23,801
Impairment charges	—	—	958	9,815
Depreciation and amortization	56,533	31,910	114,290	63,444

Total operating expenses	525,691	376,439	1,058,939	759,098
(Loss) gain on sale or disposal of property and equipment	(366)	423	21,952	(283)
Transaction expenses	(7,292)	(3,404)	(9,186)	(5,952)
(Loss) income from unconsolidated affiliates	(1,222)	32	(617)	(53)

Operating income	102,550	77,414	226,154	131,608

OTHER EXPENSE:
Interest expense, net	(71,798)	(31,405)	(145,308)	(62,656)
Unrealized loss on restricted investments	(1,398)	—	(2,858)	—

Total other expense	(73,196)	(31,405)	(148,166)	(62,656)

Income before income taxes	29,354	46,009	77,988	68,952
Provision for income taxes	(10,418)	(9,213)	(20,823)	(11,301)

Net income	$18,936	$36,796	$57,165	$57,651

Net income per share of common stock:
Basic	$0.24	$0.48	$0.74	$0.74

Diluted	$0.24	$0.47	$0.73	$0.74

Weighted average basic shares outstanding	77,682,759	77,458,584	77,625,303	77,406,447

Weighted average diluted shares outstanding	78,725,289	78,258,629	78,657,552	78,169,629

ELDORADO RESORTS, INC.

SUMMARY INFORMATION AND RECONCILIATION OF

OPERATING INCOME (LOSS) TO ADJUSTED EBITDA

($ in thousands)

	Three Months Ended June 30, 2019
	Operating Income	Depreciation and Amortization	Stock-based Compensation	Transaction Expenses (6)	Other (7)	Adjusted EBITDA
West	$20,613	$13,508	$—	$—	$184	$34,305
Midwest	29,012	7,714	10	—	17	36,753
South	19,023	9,850	—	—	236	29,109
East	35,213	12,240	—	—	(35)	47,418
Central	28,033	11,480	—	—	89	39,602
Corporate	(29,344)	1,741	6,499	7,292	5,286	(8,526)

Total	$102,550	$56,533	$6,509	$7,292	$5,777	$178,661

	Three Months Ended June 30, 2018
	Operating Income	Depreciation and Amortization	Stock-based Compensation	Transaction Expenses (6)	Other (8)	Adjusted EBITDA
Excluding Pre-Acquisition/Including Divestitures:
West	$21,865	$9,382	$(95)	$—	$606	$31,758
Midwest	27,411	8,404	31	—	77	35,923
South	20,564	8,108	17	—	(287)	28,402
East	24,397	4,717	3	—	246	29,363
Central	—	—	—	—	—	—
Corporate	(16,823)	1,299	3,516	3,404	1,173	(7,431)

Total Excluding Pre-Acquisition/Including Divestitures	$77,414	$31,910	$3,472	$3,404	$1,815	$118,015

Divestitures:
East	$6,026	$162	$3	$—	$275	$6,466

Total Divestitures (1)	$6,026	$162	$3	$—	$275	$6,466

Pre-Acquisition:
West	$4,671	$3,089	$—	$—	$—	$7,760
Midwest	—	—	—	—	—	—
South	404	2,027	—	—	8	2,439
East	15,478	8,496	—	—	32	24,006
Central	25,593	7,950	—	—	247	33,790
Corporate	(7,389)	457	—	2,258	—	(4,674)

Total Pre- Acquisition (2)	$38,757	$22,019	$—	$2,258	$287	$63,321

Including Pre-Acquisition/Excluding Divestitures:
West	$26,536	$12,471	$(95)	$—	$606	$39,518
Midwest	27,411	8,404	31	—	77	35,923
South	20,968	10,135	17	—	(279)	30,841
East	33,849	13,051	—	—	3	46,903
Central	25,593	7,950	—	—	247	33,790
Corporate	(24,212)	1,756	3,516	5,662	1,173	(12,105)

Total Including Pre-Acquisition/Excluding Divestitures (3)	$110,145	$53,767	$3,469	$5,662	$1,827	$174,870

	Six Months Ended June 30, 2019
	Operating Income	Depreciation and Amortization	Stock-based Compensation	Transaction Expenses (6)	Other (7)	Adjusted EBITDA
Including Divestitures:
West	$31,414	$26,651	$—	$—	$283	$58,348
Midwest	56,845	16,135	25	—	72	73,077
South	46,538	20,865	9	—	368	67,780
East	62,374	24,389	7	—	152	86,922
Central	55,103	22,690	—	—	132	77,925
Corporate	(26,120)	3,560	11,416	9,186	(16,781)	(18,739)

Total Including Divestitures	$226,154	$114,290	$11,457	$9,186	$(15,774)	$345,313

Divestitures:
East	$(91)	$—	$7	$—	$46	$(38)

Total Divestitures (4)	$(91)	$—	$7	$—	$46	$(38)

Excluding Divestitures:
West	$31,414	$26,651	$—	$—	$283	$58,348
Midwest	56,845	16,135	25	—	72	73,077
South	46,538	20,865	9	—	368	67,780
East	62,465	24,389	—	—	106	86,960
Central	55,103	22,690	—	—	132	77,925
Corporate	(26,120)	3,560	11,416	9,186	(16,781)	(18,739)

Total Excluding Divestitures (5)	$226,245	$114,290	$11,450	$9,186	$(15,820)	$345,351

	Six Months Ended June 30, 2018
	Operating Income	Depreciation and Amortization	Stock-based Compensation	Transaction Expenses (6)	Other (8)	Adjusted EBITDA
Excluding Pre-Acquisition/Including Divestitures:
West	$32,004	$17,571	$(32)	$—	$639	$50,182
Midwest	54,087	16,049	75	—	227	70,438
South	33,923	16,639	42	—	10,015	60,619
East	43,528	10,766	8	—	1,241	55,543
Central	—	—	—	—	—	—
Corporate	(31,934)	2,419	7,058	5,952	1,282	(15,223)

Total Excluding Pre-Acquisition/Including Divestitures	$131,608	$63,444	$7,151	$5,952	$13,404	$221,559

Divestitures:
East	$9,028	$1,577	$8	$—	$560	$11,173

Total Divestitures (1)	$9,028	$1,577	$8	$—	$560	$11,173

Pre-Acquisition:
West	$9,345	$6,173	$—	$—	$8	$15,526
Midwest	—	—	—	—	—	—
South	1,790	4,054	—	—	16	5,860
East	23,882	16,372	—	—	128	40,382
Central	52,599	16,055	—	—	267	68,921
Corporate	(13,339)	1,089	—	2,730	—	(9,520)

Total Pre- Acquisition (2)	$74,277	$43,743	$—	$2,730	$419	$121,169

Including Pre-Acquisition/Excluding Divestitures:
West	$41,349	$23,744	$(32)	$—	$647	$65,708
Midwest	54,087	16,049	75	—	227	70,438
South	35,713	20,693	42	—	10,031	66,479
East	58,382	25,561	—	—	809	84,752
Central	52,599	16,055	—	—	267	68,921
Corporate	(45,273)	3,508	7,058	8,682	1,282	(24,743)

Total Including Pre-Acquisition/Excluding Divestitures (3)	$196,857	$105,610	$7,143	$8,682	$13,263	$331,555

(1)	Figures are for Presque Isle Downs and Nemacolin for the three and six months ended June 30, 2018.
(2)

Figures are for GV and TEI for the three and six months ended June 30, 2018. Such figures are based on the unaudited internal financial statements and have not been reviewed by the Company’s auditors and do not conform to GAAP.

(3)

Total figures for three and six months ended June 30, 2018 include combined results of operations for GV, TEI and the Company and exclude results of operations for Presque Isle Downs and Nemacolin. Such presentation does not conform with GAAP or the Securities and Exchange Commission rules for pro forma presentation; however, we believe that the additional financial information will be helpful to investors in comparing current results with results of prior periods. This non-GAAP data and should not be considered a substitute for data prepared in accordance with GAAP, but should be viewed in addition to the results of operations reported by the Company.

(4)	Figures are for Presque Isle Downs for the period beginning January 1, 2019 and ending January 11, 2019 and Nemacolin for the period beginning January 1, 2019 and ending March 8, 2019.
(5)	Total figures for 2019 exclude results of operations for Presque Isle Downs and Nemacolin.
(6)

Transaction expenses represent primarily costs related to the pending acquisition of Caesars and the acquisitions of GV and TEI for the three and six months ended June 30, 2019 and costs related to the acquisitions of GV, TEI and Isle for the three and six months ended June 30, 2018.

(7)

Other, for the three and six months ended June 30, 2019, is comprised of severance expense, (gain) loss on the sale or disposal of property and equipment, equity income (loss) of unconsolidated affiliate, impairment charges, and the (gain) loss associated with the sales of Presque Isle Downs and Nemacolin.

(8)

Other, for the three and six months ended June 30, 2018 is comprised of severance expense, (gain) loss on the sale or disposal of property and equipment, equity income (loss) of an unconsolidated affiliate, an impairment charge at Vicksburg, selling costs associated with the divestitures of Presque Isle Downs, the terminated sale of Vicksburg and the acquisition of GV.